Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of June 30, 2019, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars ("dollars" or "$") or in euros ("euros" or "€").

At June 30, 2019
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	4,936
Current financial debt	11,285
Current portion of financial instruments for interest rate swaps liabilities	345
Other current financial instruments — liabilities	81
Financial liabilities directly associated with assets held for sale	-
Total current financial debt	16,647
Non-current financial debt	45,394
Non-controlling interests	2,362
Shareholders’ equity
Common shares	8,301
Paid-in surplus and retained earnings	123,351
Currency translation adjustment	(11,177)
Treasury shares	(3,613)
Total shareholders’ equity — Group share	116,862
Total capitalization and non-current indebtedness	164,618

As of June 30, 2019, TOTAL S.A. had an authorized share capital of 3,697,167,569 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,666,883,760 ordinary shares (including 64,800,717 treasury shares from shareholders’ equity).

As of June 30, 2019, approximately $6,516 million of the Group’s non-current financial debt was secured and approximately $38,872 million was unsecured, and all of the Group’s current financial debt of $11,285 million was unsecured. As of June 30, 2019, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. Since June 30, 2019, Total Capital International has issued $4 billion of non-current financial debt through a 4-tranches offering with maturity dates of 2 years, 5.5 years, 10.5 years and 30 years. For more information about TOTAL’s off balance sheet commitments and contingencies, see Note 13.1 of the Notes to TOTAL’s audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 20, 2019, as amended on April 26, 2019.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since June 30, 2019.